UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

DGHM INVESTMENT TRUST
NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission (“Commission”) that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of New York and the state of New York on the 27th day of May, 2010.

    DGHM INVESTMENT TRUST
    With Respect to the DGHM Small Cap Value Fund

                                                       By: /s/ Jeffrey C. Baker
                                                           _______________________________
                                                           Jeffrey C. Baker
                                                           Trustee and President
Attest: /s/ Bruce Geller
       _________________
Print Name: Bruce Geller
Title:  Chief Executive Officer